SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 1999
                          ------------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number 0-23654
                                                -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Leeds Federal Savings Bank Retirement Savings Plan and Trust

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         Leeds Federal Bankshares, Inc.
                             1101 Maiden Choice Lane
                         Baltimore, Maryland 21229-5411

                             SUMMARY ANNUAL REPORT
                                       FOR
         Leeds Federal Savings Bank Retirement And Savings Plan & Trust

This is a summary of the annual report for Leeds Federal Savings Bank Retirement And Savings Plan & Trust, 52-0386310 for 01/01/1999 through 12/31/1999. The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust. Plan expenses were $7,272. These expenses included $ {Not applicable) in administrative expenses and $7,272 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 28 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plans, was $965,975 as of 12/31/1999, compared to $884,907 as of 01/01/1999. During the plan year the plan experienced an increase in its net assets of $81,068. This increase includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $88,340, including employer contributions of $35,471, employee contributions of $62,016, gains/losses of $N/A from the sale of assets and earnings from investments of ($9,147).

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are in that report: Schedules R, T and I

To obtain a copy of the full annual report, or any part thereof, write or call the office of Leeds Federal Savings Bank, who is Plan Administrator, 1101 MAIDEN CHOICE LANE, BALTIMORE, MD, 21229-5499, (410) 242-1234. The charge to cover copying cost will be $0.00 for the full annual report, or $0.00 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for copying of these portions of the report because these portions are fumished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan 1101 MAIDEN CHOICE LANE, BALTIMORE, MD, 21229-5499 and at the US Department of Labor in Washington DC, or obtain a copy from the US Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N5638, Pension and Welfare Benefit Administration, US Department of Labor, 200 Constitution Avenue, NW, Washington DC 20210.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     LEEDS FEDERAL SAVINGS BANK RETIREMENT
                                     SAVINGS PLAN AND TRUST




Date:   June 22, 2000                By:   Dale R. Douglas
                                           -------------------------------------
                                     Name: Dale R. Douglas
                                     Title: Senior Vice President